Exhibit 12.1

Residential Capital Corporation

Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before adjustment for minority interest, taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2008	2007	2008	2007
	(Dollars in thousands)

Net loss before adjustment for minority interest	$(1,875,036)	$(2,236,366)	$(4,583,483)	$(3,357,348)
Income tax expense (benefit)	4,932	(119,442)	88,089	16,187
Equity-method investee distribution	5,551	10,991	65,313	41,628
Equity-method investee loss (earnings)	1,038	13,355	15,621	(9,283)
Interest expense	894,505	1,680,746	3,041,928	5,082,307
Interest portion of rental expense	8,507	10,719	25,483	33,663

Earnings available to cover fixed charges	$(960,503)	$(639,997)	$(1,347,049)	$1,807,154

Fixed Charges:
Interest expense	$894,505	$1,680,746	$3,041,928	$5,082,307
Interest portion of rental expense	8,507	10,719	25,483	33,663

Total fixed charges	$903,012	$1,691,465	$3,067,411	$5,115,970

Ratio of earnings to fixed charges(a)	—	—	—	0.35

(a)	The ratio calculation indicates a less than one-to-one coverage for the nine months ended September 30, 2007. Earnings available for fixed charges for the three and nine months ended September 30, 2008 and for the three months ended September 30, 2007 is negative, and therefore, no ratio to fixed charges is calculated and the earnings available for fixed charges is inadequate to cover total fixed charges. The deficit amounts for the ratio are $1.9, $4.4 and $2.3 billion, respectively. In addition, earnings available for fixed charges for the nine months ended September 30, 2007, was inadequate to cover total fixed charges. The deficit amount for the ratio was $3.3 billion.